August 3, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Washington, D.C. 20549

Re: Response to Comment Letter, dated July 20, 2022

       Form 10-K for the Year Ended December 31, 2021

       File No. 000-56194

Dear Sir:

We have received your comment letter dated July 20, 2022 and are providing the following response to support the accounting treatment of the License Right, as disclosed in the 10-K for the Year Ended December 31, 2021.

We have expanded the disclosure in Coeptis Therapeutics, Inc.’s Quarterly Report for the period ended June 30, 2022, filed August 2, 2022, specifically in Note 3-License Right, regarding the Co-Development Options to address that significant judgements were made and determined that the options have alternative future use and were recorded as assets pursuant to ASC 730-10-25-2.

We thank the Staff for its review and comments. We are available for a call or further correspondence should you have any questions or require additional information.

Sincerely,

/s/ Christine Sheehy
Chief Financial Officer